HERNÁNDEZ, MAYORQUÍN, RODRÍGUEZ Y CASTILLO, S.C.

A B O G A D O S

FERNANDO HERNÁNDEZ GÓMEZ
LUIS FELIPE MAYOR[redacted]
ANTONIO RODRÍGU
RICARDO CASTILLO
EDUARDO MOEL M

AVENIDA TOREROS SUR NO. 830
COLONIA JARDINES DE GUADALUPE.
ZAPOPAN, JALISCO, MÉXICO 45030
TEL. (33) 3620-6800 FAX 3620-6808
hmrc@hmrc.com.mx
www.hmrc.com.mx

October 24, 2002.

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Attn: Filing Desk

Re: Hilasal Mexicana, S.A. de C.V..- Information Furnished Pursuant to Rule 12g3-2(b) – File 82-4743

Dear Sirs:

On behalf of Hilasal Mexicana, S.A. de C.V. (the "Company"), pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), enclosed for filing is an English version of the Company's non consolidated financial statements of the third quarter of 2002 which were filed before the Bolsa Mexicana de Valores (the Mexican Stock Exchange) pursuant to its rules governing listed companies y Mexico.

This information is being furnished with the understanding that such information will not be deemed "filed" with the Securities an Exchange Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such information shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

Please do not hesitate to contact the undersigned at (5233) 3620-6800 should you have any questions.

Please acknowledge receipt of this letter and the enclosed materials by date stamping the enclosed receipt copy of this letter and returning it in the enclosed self-addressed envelope.

Sincerely,

Fernando Hernandez

11/19

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: HILASAL   Quarter: 3   Year: 2002

HILASAL MEXICANA S.A. DE C.V.

NON CONSOLIDATED FINANCIAL STATEMENT

AT SEPTEMBER 30 OF 2002 AND 2001

(Thousands of Pesos)

Final Printing

REF S	CONCEPTS	QUARTER OF PRESENT		QUARTER OF PREVIOUS	
		Amount	%	Amount	%
1	TOTAL ASSETS	**635,682**	100	**626,452**	100
2	CURRENT ASSETS	**248,169**	**39**	**229,112**	**37**
3	CASH AND SHORT-TERM INVESTMENTS	782	0	3,233	1
4	ACCOUNTS AND DOCUMENTS RECEIVABLE (NET)	126,690	20	125,654	20
5	OTHER ACCOUNTS AND DOCUMENTS RECEIVABLE	15,440	2	11,425	2
6	INVENTORIES	105,257	17	88,800	14
7	OTHER CURRENT ASSETS	0	0	0	0
8	LONG-TERM	**0**	**0**	**0**	**0**
9	ACCOUNTS AND DOCUMENTS RECEIVABLE	0	0	0	0
(NET) 10	INVESTMENT IN SHARES OF SUBSIDIARIES AND NON-CONSOLIDATED	0	0	0	0
11	OTHER	0	0	0	0
INVESTMENTS 12	PROPERTY, PLANT AND EQUIPMENT	**383,680**	**60**	**393,688**	**63**
13	PROPERTY	147,118	23	152,215	24
14	MACHINERY AND INDUSTRIAL	402,005	63	346,783	55
15	OTHER EQUIPMENT	77,569	12	76,009	12
16	ACCUMULATED	255,881	40	204,271	33
17	CONSTRUCTION IN	12,869	2	22,952	4
PROGRESS 18	DEFERRED ASSETS (NET)	**3,833**	**1**	**3,652**	**1**
19	OTHER ASSETS	**0**	**0**	**0**	**0**
20	TOTAL LIABILITIES	**352,341**	100	**346,176**	100
21	CURRENT LIABILITIES	**87,550**	**25**	**99,164**	**29**
22	SUPPLIERS	32,326	9	19,098	6
23	BANK LOANS	43,251	12	55,985	16
24	STOCK MARKET	0	0	0	0
LOANS 25	TAXES TO BE PAID	1,171	0	8,044	2
26	OTHER CURRENT	10,802	3	16,037	5
LIABILITIES 27	LONG-TERM LIABILITIES	**204,382**	**58**	**193,857**	**56**
28	BANK LOANS	204,382	58	193,857	56
29	STOCK MARKET	0	0	0	0
LOANS 30	OTHER LOANS	0	0	0	0
31	DEFERRED LOANS	**60,409**	**17**	**53,155**	**15**
32	OTHER LIABILITIES	**0**	**0**	**0**	**0**
33	CONSOLIDATED STOCK HOLDERS' EQUITY	**283,341**	100	**280,276**	
100					
36	CONTRIBUTED CAPITAL	**201,011**	**71**	**183,526**	**65**
37	PAID-IN CAPITAL STOCK (NOMINAL)	48,417	17	47,069	17
38	RESTATEMENT OF PAID-IN CAPITAL STOCK	111,415	39	100,969	36
39	PREMIUM ON SALES OF SHARES	41,179	15	35,488	13
40	CONTRIBUTIONS FOR FUTURE CAPITAL	0	0	0	0
INCREASES 41	CAPITAL INCREASE (DECREASE)	**82,330**	**29**	**96,750**	**35**
42	RETAINED EARNINGS AND CAPITAL RESERVE	201,640	71	201,399	72
43	REPURCHASE FUND OF SHARES	6,866	2	23,402	8
44	EXCESS (SHORTFALL) IN RESTATEMENT OF				
STOCK	HOLDERS' EQUITY	(140,092)	(49)	(146,563)	(52)
45	NET INCOME FOR THE YEAR	13,916	5	18,512	7

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: HILASAL

Quarter: 3 Year: 2002

HILASAL MEXICANA S.A. DE C.V.

NON CONSOLIDATED FINANCIAL STATEMENT

AT SEPTEMBER 30 OF 2002 AND 2001

(Thousands of Pesos)

Final Printing

MEXICAN STOCK
SIFIC /

STOCK EXCHANGE CODE **HILASAL** QUARTER: 3 **2002**

YEAR **HILASAL MEXICANA S.A. DE C.V.**

NON CONSOLIDATED FINANCIAL STATEMENT
BREAKDOWN OF MAIN
(Thousands of Pesos)

Final Printing

REF S	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR	
		Amount	%	Amount	%
3	CASH AND SHORT-TERM INVESTMENTS	**782**	100	**3,233**	100
46	CASH	684	87	1,641	51
47	SHORT-TERM	98	13	1,592	49
18	DEFERRED ASSETS (NET)	**3,833**	100	**3,652**	100
48	AMORTIZED OR REDEEMED	3,833	100	3,652	100
49	GOODWILL	0	0	0	0
50	DEFERRED	0	0	0	0
51	OTHERS	0	0	0	0
21	CURRENT LIABILITIES	**87,550**	100	**99,164**	100
52	FOREING CURRENCY	62,063	71	70,414	71
53	MEXICAN PESOS	25,487	29	28,750	29
24	STOCK MARKET LOANS	**0**	100	**0**	100
54	COMMERCIAL	0	0	0	0
55	CURRENT MATURITIES OF MEDIUM TERM	0	0	0	0
56	CURRENT MATURITIES OF	0	0	0	0
26	OTHER CURRENT LIABILITIES	**10,802**	100	**16,037**	100
57	OTHER CURRENT LIABILITIES WITH	0	0	0	0
58	OTHER CURRENT LIABILITIES WITHOUT	10,802	100	16,037	100
27	LONG-TERM LIABILITIES	**204,382**	100	**193,857**	100
59	FOREING CURRENCY	204,382	100	193,857	100
60	MEXICAN PESOS	0	0	0	0
29	STOCK MARKET LOANS	**0**	100	**0**	100
61	BONDS	0	0	0	0
62	MEDIUM TERM	0	0	0	0
30	OTHER LOANS	**0**	100	**0**	100
63	OTHER LOANS WITH	0	0	0	0
64	OTHER LOANS WITHOUT	0	0	0	0
31	DEFERRED LOANS	**60,409**	100	**53,155**	100
65	NEGATIVE	0	0	0	0
66	DEFERRED	60,409	100	53,155	100
67	OTHERS	0	0	0	0
32	OTHER LIABILITIES	**0**	100	**0**	100
68	RESERVES	0	0	0	0
69	OTHERS LIABILITIES	0	0	0	0
44	EXCESS (SHORTFALL) IN RESTATEMENT OF STOCK HOLDERS' EQUITY	**(140,092)**	100	**(146,563)**	100
70	ACCUMULATED INCOME DUE TO MONETARY	(80,115)	(57)	5,608	4
71	INCOME FROM NON-MONETARY POSITION	(59,977)	(43)	(152,171)	(104)

MEXICAN STOCK
SIFIC /

STOCK EXCHANGE CODE: **HILASAL**
HILASAL MEXICANA S.A. DE C.V.

QUARTER: 3 **2002**

NON CONSOLIDATED FINANCIAL STATEMENT
OTHER CONCEPTS
(Thousands of Pesos)

Final Printing

REF S	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR	QUARTER OF PREVIOUS FINANCIAL YEAR
		Amount	Amount
72	WORKING	160,619	129,948
73	PENSIONS FUND AND SENIORITY	891	557
74	EXECUTIVES	10	10
75	EMPLOYERS	275	270
76	WORKERS (*)	780	606
77	CIRCULATION SHARES	130,069,546	129,164,646
78	REPURCHASED SHARES	9,370,454	10,275,354

(*) THESE CONCEPTS SHOULD BE EXPRESSED IN

MEXICAN STOCK
SIFIC /

STOCK EXCHANGE CODE: HILASAL QUARTER: 3 2002

HILASAL MEXICANA S.A. DE C.V.

NON CONSOLIDATED EARNING STATEMENT
FROM JANUARY THE 1st TO SEPTEMBER 30 OF 2002 AND 2001
(Thousands of Pesos)

Final Printing

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR	
		Amount	%	Amount	%
1	NET SALES	**325,104**	100	**349,913**	100
2	COST OF	216,347	67	237,513	68
3	GROSS INCOME	**108,757**	**33**	**112,400**	**32**
4	OPERATING	47,276	15	53,316	15
5	OPERATING INCOME	**61,481**	**19**	**59,084**	**17**
6	TOTAL FINANCING	27,279	8	7,293	2
7	INCOME AFTER FINANCING COST	**34,202**	**11**	**51,791**	**15**
8	OTHER FINANCIAL OPERATIONS	16,435	5	23,751	7
9	INCOME BEFORE TAXES AND WORKERS' PROFIT SHARING	**17,767**	**5**	**28,040**	**8**
10	RESERVE FOR TAXES AND WORKERS' SHARING	3,851	1	9,528	3
11	NET INCOME AFTER TAXES AND WORKERS' PROFIT SHARING	**13,916**	**4**	**18,512**	**5**
12	SHARE IN NET INCOME OF SUBSIDIARIES NON-CONSOLIDATED	0	0	0	0
13	CONSOLIDATED NET INCOME OF CONTINUOUS OPARATION	**13,916**	**4**	**18,512**	**5**
14	INCOME OF DISCONTINUOUS	0	0	0	0
15	CONSOLIDATED NET INCOME BEFORE EXTRAORDINARY ITEMS	**13,916**	**4**	**18,512**	**5**
16	EXTRAORDINARY ITEMS NET EXPENSES	0	0	0	0
17	NET EFFECT AT THE BEGINNING OF THE CHANGES IN ACCOUNTING	0	0	0	0
18	NET CONSOLIDATED INCOME	**13,916**	**4**	**18,512**	**5**

MEXICAN STOCK
SIFIC /

STOCK EXCHANGE CODE: **HILASAL**
HILASAL MEXICANA S.A. DE C.V.

QUARTER: 3 **2002**

NON CONSOLIDATED EARNING STATEMENT
BREAKDOWN OF MAIN
(Thousands of Pesos)

Final Printing

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR	
		Amount	%	Amount	%
1	NET SALES	**325,104**	100	**349,913**	100
21	DOMESTIC	200,041	62	199,217	57
22	FOREIGN	125,063	38	150,696	43
23	TRANSLATED INTO DOLLARS	12,852	4	15,012	4
6	TOTAL FINANCING COST	**27,279**	100	**7,293**	100
24	INTEREST	8,603	32	14,442	198
25	EXCHANGE	40,313	148	20,729	284
26	INTEREST	718	3	541	7
27	EXCHANGE	15,471	57	22,295	306
28	GAIN DUE TO MONETARY	(5,448)	(20)	(5,042)	(69)
8	OTHER FINANCIAL OPERATIONS	**16,435**	100	**23,751**	100
29	OTHER NET EXPENSES (INCOME)	16,435	100	23,751	100
30	(PROFIT) LOSS ON SALE OF OWN	0	0	0	0
31	(PROFIT) LOSS ON SALE OF SHORT-TERM	0	0	0	0
10	RESERVE FOR TAXES AND WORKERS' PROFIT SHARING	**3,851**	100	**9,528**	100
32	INCOME	(136)	(4)	14,533	153
33	DEFERED INCOME	2,281	59	(9,423)	(99)
34	WORKERS' PROFIT	1,706	44	4,418	46
35	DEFERED WORKERS' PROFIT	0	0	0	0

(***) THOUSANDS OF DOLLARS

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **HILASAL** QUARTER: **3** YEAR: **2002**
HILASAL MEXICANA S.A. DE C.V.

NON CONSOLIDATED EARNING STATEMENT
OTHER CONCEPTS
(Thousands of Pesos)

Final Printing

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
36	TOTAL SALES	373,211	390,530
37	NET INCOME OF THE YEAR	0	0
38	NET SALES (**)	425,920	455,998
39	OPERATION INCOME (**)	76,224	71,334
41	NET CONSOLIDATED INCOME	25,895	26,659

(**) THE RESTATED INFORMATION ON THE LAST TWELVE MONTHS SHOULD BE

MEXICAN STOCK
SIFIC /

STOCK EXCHANGE CODE: **HILASAL** QUARTER: 3 **2002**

HILASAL MEXICANA S.A. DE C.V.

NON CONSOLIDATED FINANCIAL STATEMENT
FROM JANUARY THE 1st TO SEPTEMBER 30 OF 2002 AND 2001
(Thousands of

Final Printing

REF C	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
1	CONSOLIDATED NET INCOME	**13,916**	**18,512**
2	+(-) ITEMS ADDED TO INCOME WHICH DO REQUIRE USING CASH	21,244	18,337
3	CASH FLOW FROM NET INCOME OF THE YEAR	**35,160**	**36,849**
4	CASH FLOW FROM CHANGE IN WORKING	(43,977)	38,778
5	CASH GENERATED (USED) IN OPERATING ACTIVITIES	**(8,817)**	**75,627**
6	CASH FLOW FROM EXTERNAL	23,665	(26,107)
7	CASH FLOW FROM INTERNAL	(25,628)	(37,662)
8	CASH FLOW GENERATED (USED) BY FINANCING	**(1,963)**	**(63,769)**
9	CASH FLOW GENERATED (USED) IN INVESTMENT ACTIVITIES	**(3,474)**	**(14,180)**
10	NET INCREASE (DECREASE) IN CASH AND INVESTMENTS	(14,254)	(2,322)
11	CASH AND SHORT-TERM INVESTMENTS AT BEGINNING OF PERIOD	15,036	5,555
12	CASH AND SHORT-TERM INVESTMENTS AT THE OF PERIOD	782	3,233

MEXICAN STOCK
SIFIC /

STOCK EXCHANGE CODE: HILASAL

QUARTER: 3 2002

HILASAL MEXICANA S.A. DE C.V.

NON CONSOLIDATED FINANCIAL STATEMENT
BREAKDOWN OF MAIN
(Thousands of Pesos)

Final Printing

REF C	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
2	+ (-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE USING CASH	**21,244**	**18,337**
13	DEPRECIATION AND AMORTIZATION FOR THE	26,581	25,756
14	+ (-) NET INCREASE (DECREASE) IN PENSIONS AND SENIORITY PREMIUMS	111	(2,377)
15	+ (-) NET LOSS (PROFIT) IN MONEY	0	0
16	+ (-) NET LOSS (PROFIT) IN ASSETS AND ACTUALIZATION	0	0
17	+ (-) OTHER	(5,448)	(5,042)
4	CASH FLOW FROM CHANGE IN WORKING CAPITAL	**(43,977)**	**38,778**
18	+ (-) DECREASE (INCREASE) IN ACCOUNT	(17,250)	16,035
19	+ (-) DECREASE (INCREASE) IN	(16,729)	32,111
20	+ (-) DECREASE (INCREASE) IN OTHER RECEIVABLE	(8,200)	8,959
21	+ (-) INCREASE (DECREASE) IN SUPPLIER	9,795	(26,138)
22	+ (-) INCREASE (DECREASE) IN OTHER	(11,593)	7,811
6	CASH FLOW FROM EXTERNAL FINANCING	**23,665**	**(26,107)**
23	+ SHORT-TERM BANK AND STOCK MARKET	(12,741)	(59,628)
24	+ LONG-TERM BANK AND STOCK MARKET	36,406	33,521
25	+ DIVIDEND	0	0
26	+ OTHER	0	0
27	(-) BANK FINANCING	0	0
28	(-) STOCK MARKET	0	0
29	(-) OTHER FINANCING	0	0
7	CASH FLOW FROM INTERNAL FINANCING	**(25,628)**	**(37,662)**
30	+ (-) INCREASE (DECREASE) IN CAPITAL	3,003	(14,318)
31	(-) DIVIDENS	(30,250)	(28,807)
32	+ PREMIUM ON SALE OF	1,619	5,463
33	+ CONTRIBUTION FOR FUTURE CAPITAL	0	0
9	CASH FLOW GENERATED (UTILIZED) IN INVESTMENT ACTIVITIES	**(3,474)**	**(14,180)**
34	+ (-) DECREASE (INCREASE) IN STOCK OF A PERMANENT NATURE	0	0
35	(-) ACQUISITION OF PROPERTY, PLANT AND	(4,002)	(10,936)
36	(-) INCREASE IN CONSTRUCTIONS IN	(10,399)	(3,244)
37	+ SALE OF OTHER PERMANENT	0	0
38	+ SALE OF TANGIBLE FIXED	10,927	0
39	+ (-) OTHER	0	0

MEXICAN STOCK
SIFIC /

STOCK EXCHANGE CODE: HILASAL
QUARTER: 3 2002

HILASAL MEXICANA S.A. DE C.V.

RATIOS
NON CONSOLIDATED

Final Printing

REF P	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR	
	YIELD				
1	NET INCOME TO NET SALES	4.28	%	5.29	%
2	NET INCOME TO STOCK HOLDERS' EQUITY (**)	9.14	%	9.51	%
3	NET INCOME TO TOTAL ASSETS (**)	4.07	%	4.26	%
4	CASH DIVIDENDS TO PREVIOUS YEAR NET INCOME	101.85	%	53.40	%
5	INCOME DUE TO MONETARY POSITION TO NET INCOME	39.15	%	27.24	%
	ACTIVITY				
6	NET SALES TO NET ASSETS (**)	0.67	times	0.73	times
7	NET SALES TO FIXED ASSETS (**)	1.11	times	1.16	times
8	INVENTORIES ROTATION (**)	2.77	times	3.40	times
9	ACCOUNTS RECEIVABLE IN DAYS OF SALES	92	days	84	days
10	PAID INTEREST TO TOTAL LIABILITIES WITH COST (**)	6.63	%	8.30	%
	LEVERAGE				
11	TOTAL LIABILITIES TO TOTAL ASSETS	55.43	%	55.26	%
12	TOTAL LIABILITIES TO STOCK HOLDERS' EQUITY	1.24	times	1.24	times
13	FOREIGN CURRENCY LIABILITIES TO TOTAL LIABILITIES	75.62	%	76.34	%
14	LONG-TERM LIABILITIES TO FIXED ASSETS	53.27	%	49.24	%
15	OPERATING INCOME TO INTEREST PAID	7.15	times	4.09	times
16	NET SALES TO TOTAL LIABILITIES (**)	1.21	times	1.32	times
	LIQUIDITY				
17	CURRENT ASSETS TO CURRENT LIABILITIES	2.83	times	2.31	times
18	CURRENT ASSETS LESS INVENTORY TO LIABILITIES	1.63	times	1.41	times
19	CURRENTS ASSETS TO TOTAL LIABILITIES	0.70	times	0.66	times
20	AVAILABLE ASSETS TO CURRENT LIABILITIES	0.89	%	3.26	%
	CASH FLOW				
21	CASH FLOW FROM NET INCOME TO NET SALES	10.82	%	10.53	%
22	CASH FLOW FROM CHANGES IN WORKING TO NET SALES	(13.53)	%	11.08	%
23	CASH GENERATED (USED) IN OPERATING TO INTEREST PAID	(1.02)	times	5.24	times
24	EXTERNAL FINANCING TO CASH (USED) IN FINANCING	(1,205.55)	%	40.94	%
25	INTERNAL FINANCING TO CASH GENERATED IN FINANCING	1,305.55	%	59.06	%
26	ACQUISITION OF PROPERTY, PLANT AND TO CASH GENERATED (USED) IN ACTIVITIES	115.20	%	77.12	%

(**) IN THESE RATIOS FOR THE DATA TAKE INTO CONSIDERATION THE LAST TWELVE

MEXICAN STOCK
SIFIC /

STOCK EXCHANGE CODE: HILASAL
HILASAL MEXICANA S.A. DE C.V.

QUARTER: 3 2002

DATA PER SHARE
NON CONSOLIDATED FINANCIAL STATEMENT

Final Printing

REF D	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount		QUARTER OF PREVIOUS FINANCIAL YEAR Amount	
1	BASIC PROFIT PER ORDINARY SHARE (**)	$ 0.20		$ 0.20	
2	BASIC PROFIT PER PREFERENT SHARE (**)	$ 0.00		$ 0.00	
3	DILUTED PROFIT PER ORDINARY SHARE (**)	$ 0.00		$ 0.00	
4	CONTINUOUS OPERATING PROFIT PER SHARE(**)	$ 0.00		$ 0.00	
5	EFFECT OF DISCONTINUOUS CONTINUOUS OPERATING PROFIT PER SHARE (**)	$ 0.00		$ 0.00	
6	EFFECT OF EXTRAORDINARY PROFIT AND LOSS CONTINUOUS OPERATING PROFIT PER SHARE (**)	$ 0.00		$ 0.00	
7	EFFECT BY CHANGES IN ACCOUNTING CONTINUOUS OPERATING PROFIT PER SHARE (**)	$ 0.00		$ 0.00	
8	CARRYING VALUE PER SHARE	$ 2.18		$ 2.17	
9	CASH DIVIDEND ACUMULATED PER SHARE	$ 0.00		$ 0.00	
10	DIVIDEND IN SHARES PER SHARE	0.00	shares	0.00	shares
11	MARKET PRICE TO CARRYING VALUE	0.55	times	0.41	times
12	MARKET PRICE TO BASIC PROFIT PER SHARE (**)	6.00	times	4.25	times
13	MARKET PRICE TO BASIC PROFIT PER SHARE (**)	0.00	times	0.00	times

(**) TO CALCULATE THE DATA PER SHARE USE THE NET INCOME FOR THE LAST TWELVE